SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549



                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                Pride Inernational inc.
                                (Name of Issuer)

                              Common Stock, par USD .01
                         (Title of Class of Securities)

                                   74153Q102
                                 (CUSIP Number)

                              Tomas N. Middelthon
                     SKAGEN Funds (SKAGEN AS)
                            P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 21 38 35
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 03, 2011
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      74153Q102              SCHEDULE 13D         PAGE 2 OF 7 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds, Mutual funds managed by SKAGEN AS,ORG.NO 867 762 732


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
		OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	March 03, 2011      5072748


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		March 03, 2011     2,87 %

    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      74153Q102            SCHEDULE 13D         PAGE 3 OF 7 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stocks, par value UDS .01,of Pride International Inc. (the "Issuer"). The principal executive office of the Issuer is located at Pride
International Inc,5847 San Felipe, Suite 3300, Houston TX,
United States of America

Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (SKAGEN AS), a Norwegian Investment company (the "Reporting Person").The Investment company has eleven mutual funds under management. The shares are hold for investment purposes. The Investment Director is Kristian Falnes.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

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CUSIP NO.     74153Q102               SCHEDULE 13D      	 PAGE 4 OF 7 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investmentopportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 177 036 269 Shares outstanding, registered at Bloomberg March 03, 2011.

       As of the close of business on March 03, 2011, the Reporting Person beneficially owned 2,87 % of the shares outstanding.

CUSIP NO.      74153Q102           SCHEDULE 13D         PAGE 5 OF 7 PAGES



        (b) The Reporting Person voting and dispositive powers over less than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

Trade	Settle
Date	Date	Quantity



PURCHASES:

Not applicable

SALES:

07.02.2011	10.02.2011	144000
07.02.2011	10.02.2011	144000
07.02.2011	10.02.2011	54000
07.02.2011	10.02.2011	54000
07.02.2011	10.02.2011	2000
07.02.2011	10.02.2011	2000
08.02.2011	11.02.2011	43770
08.02.2011	11.02.2011	9243
08.02.2011	11.02.2011	487
09.02.2011	14.02.2011	57000
09.02.2011	14.02.2011	3000
10.02.2011	15.02.2011	300000
10.02.2011	15.02.2011	650000
10.02.2011	15.02.2011	144000
10.02.2011	15.02.2011	54000
10.02.2011	15.02.2011	2000
10.02.2011	14.02.2011	218756
10.02.2011	14.02.2011	11514
11.02.2011	16.02.2011	50000
11.02.2011	16.02.2011	700100
11.02.2011	16.02.2011	12551
11.02.2011	16.02.2011	72000
11.02.2011	16.02.2011	4707
11.02.2011	16.02.2011	27000
11.02.2011	16.02.2011	174
11.02.2011	16.02.2011	1000
11.02.2011	16.02.2011	100000
11.02.2011	16.02.2011	5000
14.02.2011	17.02.2011	72000
14.02.2011	17.02.2011	27000
14.02.2011	17.02.2011	1000
14.02.2011	17.02.2011	100000
14.02.2011	17.02.2011	5000
15.02.2011	18.02.2011	158081
15.02.2011	18.02.2011	100000
15.02.2011	18.02.2011	5000
16.02.2011	22.02.2011	1000000
17.02.2011	23.02.2011	606000
17.02.2011	23.02.2011	99750
17.02.2011	23.02.2011	5250
18.02.2011	24.02.2011	203755
22.02.2011	25.02.2011	2410
22.02.2011	25.02.2011	100000
22.02.2011	25.02.2011	107000
22.02.2011	25.02.2011	5000
22.02.2011	25.02.2011	5300
23.02.2011	28.02.2011	118256
23.02.2011	28.02.2011	95000
23.02.2011	28.02.2011	106000
23.02.2011	28.02.2011	5000
23.02.2011	28.02.2011	4000
24.02.2011	01.03.2011	1500000
25.02.2011	02.03.2011	2000000
25.02.2011	02.03.2011	73730
25.02.2011	02.03.2011	27649
25.02.2011	02.03.2011	1024
28.02.2011	03.03.2011	176298
28.02.2011	03.03.2011	144000
28.02.2011	03.03.2011	66500
28.02.2011	03.03.2011	7500
01.03.2011	04.03.2011	40662
01.03.2011	04.03.2011	110000
01.03.2011	04.03.2011	500
02.03.2011	07.03.2011	108000
02.03.2011	07.03.2011	40500
02.03.2011	07.03.2011	1500
03.03.2011	08.03.2011	100
03.03.2011	08.03.2011	110904
03.03.2011	08.03.2011	144000
03.03.2011	08.03.2011	110000
03.03.2011	08.03.2011	41589
03.03.2011	08.03.2011	54000
03.03.2011	08.03.2011	38500
03.03.2011	08.03.2011	1540
03.03.2011	08.03.2011	2000
03.03.2011	08.03.2011	1500




        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

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CUSIP NO.      74153Q102               SCHEDULE 13D         PAGE 6 OF 7 PAGES



                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 03,2011



                            SKAGEN Funds
                            BY: /s/ Tomas N. Middelthon

                            Name:  Tomas N. Middelthon
                            Title:

                            BY: /s/ Kristian Falnes

                            Name:  Kristian Falnes
                            Title: Investment Director